UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2002 (2)	File No.:0-11378

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [ X ]    Form 40F [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 -________.

FORM 6K	Page 2

Submitted herewith:

(1)	Third Interim Report for the Three and Nine Months Ended September 30, 2002
(2)	Confirmation of Mailing Letter from Computershare, dated November 27, 2002

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date:	November 28, 2002	By:	/s/ David C. Ferguson
David C. Ferguson
Vice President Finance & CFO

TransGlobe Energy Corporation

Third Interim Report

TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce its financial and operating results for the three month and nine month periods ended September 30, 2002. **All dollar values are expressed in United States dollars unless otherwise stated.** Per barrel of oil equivalent ("Boe") amounts have been calculated using a conversion of 6,000 cubic feet of natural gas to one barrel of oil.

HIGHLIGHTS

- Record Cash Flow from operations of $2,111,302 for the third quarter of 2002
- Drilling commenced on both Blocks in Yemen - eight to ten wells planned for 2002/2003
- Tasour #7 field extension well successful in main producing zone, additional oil pool found
- Drilling program on Block 32 expanded for 2003

FINANCIAL AND OPERATING UPDATE

	Three Months Ended September 30			Nine Months Ended September 30		
Financial	**2002**	2001	Change	**2002**	2001	Change
Oil and gas sales, net of royalties	**2,964,411**	1,928,521	54%	**7,794,741**	6,906,606	13%
Operating expense	**503,202**	390,719	29%	**1,379,642**	1,168,551	18%
General and administrative expense	**141,586**	135,134	5%	**546,371**	451,370	21%
Depletion and depreciation	**1,138,000**	581,000	96%	**3,094,000**	2,070,000	49%
Income taxes	**182,034**	152,150	20%	**588,560**	503,808	17%
Cash flow from operations	**2,111,302**	1,266,471	67%	**5,329,060**	4,811,090	11%
Basic per share	**0.04**	0.03	33%	**0.10**	0.10	-
Diluted per share	**0.04**	0.02	100%	**0.10**	0.09	11%
Net income	**1,040,470**	685,471	52%	**2,228,598**	2,724,872	(18)%
Basic and diluted per share	**0.02**	0.01	100%	**0.04**	0.05	(20)%
Capital expenditures	**1,739,731**	1,758,329	(1)%	**3,929,637**	3,506,270	12%
Working capital				**2,938,267**	1,473,166	99%
Common shares outstanding						
Basic (weighted average)				**51,434,361**	50,589,446	
Diluted (weighted average)				**51,926,087**	51,148,975	

Production						
Oil and liquids (Bpd)	**1,460**	1,067	37%	**1,450**	1,192	22%
Average price ($ per barrel)	**27.26**	23.16	18%	**24.38**	23.41	4%
Gas (Mcfpd)	**816**	1,122	(27)%	**925**	1,143	(19)%
Average price ($ per Mcf)	**2.27**	2.24	1%	**2.42**	4.17	(42)%
Total (Boed) (6 : 1)	**1,596**	1,254	27%	**1,604**	1,383	16%
Operating expense ($ per Boe)	**3.43**	3.39	1%	**3.15**	3.10	2%

Message To The Shareholders

EXPLORATION UPDATE

The Company has drilled the first two wells of an eight to ten well exploration/appraisal drilling program planned for the balance of 2002 and 2003 in the Republic of Yemen. Drilling commenced on both Yemen projects during September resulting in one multi-zone producing oil well and one dry hole.

In Canada the Company recently drilled two gas wells and will participate in an additional exploration well prior to year end.

Block 32, Republic of Yemen (13.81087% working interest)

The Tasour #7 step out well was completed and tied in as a multi-zone producing oil well. The well was completed and placed on production at 8,501 barrels of oil per day ("Bopd"), which is the capacity of the pump. The Tasour #7 well encountered the main Upper Qishn producing zone in a structurally higher position than the existing producers, thereby extending the field to the south to an area that was previously assumed to be below the oil water contact. In addition to the full oil column in the main producing zone, the well also discovered a new pool in the Qishn sands below the main zone. The new zone is also being produced with the main Upper Qishn reservoir. The results from Tasour #7 are expected to increase the recoverable oil reserves for the Tasour field.

The drilling rig has moved to a non-owned adjacent block for two wells as part of a multi-well, rig sharing contract to reduce costs. The drilling rig should be available to the Block 32 joint venture group in December 2002 to drill Tasour #8. The Tasour #8 well will appraise the main field extension and new pool discovery set up by the Tasour #7 well. An exploratory prospect at Ghoraf #1 on the western portion of Block 32 will be drilled following Tasour #8. In total the Block 32 joint venture group has approved a program of four firm wells and one contingent well for the balance of 2002 and 2003. In addition to the expanded drilling program, work will begin on a 2-D seismic program early in 2003 to delineate several of the undrilled exploration prospects on the Block. These prospects could be drilled in future drilling programs.

Block S-1, Republic of Yemen (25% working interest)

The first of a four well program on Block S-1, the Osaylan #1 exploration well, commenced drilling during September 2002. The well was drilled to a total depth of 1,902 meters (6,242 feet) and was abandoned after encountering minor oil shows. The primary target, the Alif reservoir sandstone, was encountered. However the logs did not indicate commercial hydrocarbons were present. Evaluations of core analysis, fluid analysis and petrophysical interpretation will be carried out to determine if additional work on the Osaylan structure is warranted.

The second well, An Nagyah #2, commenced drilling on October 31, 2002 and is currently drilling. The An Nagyah #2 well will evaluate the An Nagyah #1 discovery, previously drilled by Shell, which had indicated pay in the Lam formation. The An Nagyah prospect is a 3-D seismically defined structure with potential in both the Alif and Lam formations.

The third well will be drilled at An Naeem #3 to test a potential oil rim on the gas condensate discovery made at An Naeem during the 2000 drilling program.

Canada

At Nevis the Company drilled a 52% working interest well to evaluate a Leduc reef structure identified on 3-D seismic. Although the well did not encounter the anticipated full reef build up, the Leduc was completed and tested to evaluate the potential for additional work on the structure. The well is being completed as a gas well in a shallower horizon. It is expected that the well will commence gas production by the end of the year, subject to securing capacity in an adjacent pipeline.

At Morningside, the Company drilled and completed an exploratory shallow gas test at 6-30 (58% working interest). The 6-30 well may be tied in with the 3-28 gas well (100% working interest). The tie-in of 3-28 was deferred pending the results of 6-30. The 6-30 and 3-28 gas wells are expected to initially contribute an additional 110 Boepd of new production to the Company after the pipeline tie-in is completed in Q1 2003.

2 TransGlobe Energy Corporation

OPERATING UPDATE

Production

In Yemen Block 32, production from the Tasour field averaged 10,304 Bopd (1,423 Bopd to TransGlobe) during the third quarter 2002 compared to 7,415 Bopd (1,024 Bopd to TransGlobe) during the third quarter 2001. The Tasour #7 well came on production at the end of September and is currently producing in excess of 8,500 Bopd (1,173 Bopd to TransGlobe). The Tasour field is producing at a record level of up to 16,000 Bopd (2,209 Bopd to TransGlobe) which is the current capacity of the export pumps. TransGlobe expects that the Tasour field will produce at or near current levels until additional wells are drilled in December 2002 and during 2003. Contingent upon successful drilling results and production performance, the installation of additional export pumps may be undertaken during 2003 to raise the export capacity to 25,000 Bopd through the eight inch pipeline connecting the Tasour CPF (central production facility) to the Nexen export pipeline. If future wells at Tasour prove successful, it is TransGlobe's view that the total production for the Tasour field may reach more than 20,000 Bopd (2,762 Bopd to TransGlobe) in 2003.

Production from Canada averaged 173 Boepd during the third quarter of 2002 compared to 230 Boepd during the third quarter 2001. In early July, gas production at Nevis and Cherhill was shut in for two weeks in response to very low Canadian spot gas prices which were below $2.00 Cdn/Mcf. Production was restored in mid July as spot gas prices stabilized in the $2.50-$3.00 Cdn/Mcf range. Effective July 1, 2002 the Company sold a minor interest producing property which represented approximately 8 Boepd of production.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements for the three months and nine months ended September 30, 2002 and 2001 and the audited financial statements and MD&A for the year ended December 31, 2001 included in the Company's annual report. **All dollar values are expressed in United States dollars unless otherwise stated.**

Operating Results

Net income for the third quarter 2002 was $1,040,470 ($0.02 per share) compared to a net income of $685,471 ($0.01 per share) in 2001 with cash flow from operations of $2,111,302 ($0.04 per share) compared to $1,266,471 ($0.03 per share) in 2001. The increase in net income and cash flow in the third quarter is primarily a result of a 27% increase in production along with an 18% increase in oil and liquids prices. Net income for the nine months 2002 decreased to $2,228,598 from $2,724,872 in the corresponding period 2001 mainly as a result of increased depletion and depreciation charges.

Revenue net of royalties was $2,964,411 for the third quarter 2002 compared to $1,928,521 for the same period in 2001. In the third quarter 2002, revenues net of royalties were $2,750,801 and $213,610 from Yemen and Canada respectively. In the same period 2001, revenues net of royalties amounted to $1,678,285 in Yemen and $250,236 in Canada. Revenues net of royalties in Yemen increased 64% due to a 39% increase in production and an 18% increase in oil prices. The average oil price for the Company's production in Yemen for the third quarter 2002 was $27.40 per barrel compared to $23.24 in the third quarter 2001. Oil production from the Tasour field in Yemen is marketed by Nexen Marketing International Ltd. and the oil price is based on an average dated Brent price less a quality/transportation differential between the dated Brent blend and the Yemen Masila crude oil blend. Revenue in Canada decreased due to a 25% decrease in production. Gas prices averaged $2.27 per Mcf in Canada for the third quarter 2002 and $2.24 per Mcf for the same period 2001. Oil and liquids prices in Canada averaged $22.07 per barrel for the third quarter 2002 and $21.08 per barrel for the same period 2001. Consolidated revenues net of royalties for the nine months 2002 increased 13% from the corresponding period 2001 mainly as a result of a 16% increase in production for the period.

Operating costs of $503,202 averaged $3.43 per Boe in the third quarter 2002 compared to $390,719 ($3.39 per Boe) in 2001. The increase is a direct result of increased production volumes. Operating costs averaged $2.98 and $7.12 per Boe in the third quarter 2002 in Yemen and Canada, respectively. The high Boe costs in Canada are a reflection of third party processing, transportation and compression fees. Operating costs of $1,379,642 remained flat on a Boe basis, averaging $3.15 for the nine months 2002 compared to $1,168,551 ($3.10 per Boe) for the comparable period in 2001.

The netback per Boe was $16.76 during the third quarter 2002. The comparable figure for the same period in 2001 was $13.33 per Boe. The increase is primarily a result of a 20% increase in overall commodity prices in the quarter. The netback per Boe for the nine months 2002 was $14.65 compared to $15.20 for the same period 2001. This 4% decrease is a reflection of the decrease in gas prices and a small increase in operating and royalty costs for the nine months.

Third Interim Report

3

General and administrative expense was $141,586 ($0.96 per Boe) for the three month period ended September 30, 2002 as compared to $135,134 ($1.17 per Boe) in the comparable period. The reduction on a Boe basis is a result of increased production volumes during the quarter. During the nine months 2002, general and administrative expenses increased to $546,371 ($1.25 per Boe) from $451,370 ($1.20 per Boe) in the comparable period 2001.

Depletion and depreciation was $1,138,000 for the third quarter 2002 compared to $581,000 in the same period 2001. The increase is attributable to the inclusion of significantly higher costs in the depletable base in the Republic of Yemen. In Yemen, unproven properties in the amount of $10,452,861 were excluded from costs subject to depletion and depreciation. This amount represents all costs incurred on Block S-1 and a portion of the costs on Block 32 relating to exploration and development not directly incurred on the currently producing property. These costs will be included in the depletable base over the period of the development term of 20-25 years as the Blocks become fully developed. Depletion and depreciation increased to $3,094,000 for the nine months 2002 compared to $2,070,000 for the nine months 2001, reflecting the increase in the depletable costs in the Republic of Yemen.

Current income tax expense in the amount of $249,202 in the third quarter 2002 represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the Production Sharing Agreement on Block 32 compared to $152,150 in the same period 2001. The increase is due to increased revenues from Block 32 in the Republic of Yemen. Future income tax recovery of $67,168 is a result of offsetting unrecorded future tax benefits against the future tax effect of tax renunciations to flow through shareholders.

Capital Expenditures

Capital expenditures in the third quarter 2002 were $1,451,018 and $288,713 in Yemen and Canada respectively compared to $1,484,378 and $273,951 in Yemen and Canada respectively in third quarter 2001. Expenditures in Yemen on Block 32 were primarily for drilling and completing Tasour #7, Masila capacity expansion and well workovers at Tasour. Block S-1 expenditures were primarily for contractual bonus payments, pre-drilling inventory and drilling at Osaylan #1.

Canadian capital expenditures in the third quarter 2002 relate mainly to the drilling at Nevis and Morningside and capitalized geological overhead. Proceeds on disposal of oil and gas properties in the amount of $156,805 represent the disposition of the Wildmint property and disposal of surplus equipment.

Liquidity and Capital Resources

TransGlobe expects to fund its capital requirements for the balance of 2002 and 2003 out of working capital, cash flow, debt and equity financing as may be required. At September 30, 2002, the Company had working capital of $2,938,267, a revolving credit facility of Cdn$2,500,000 and an acquisition credit facility of Cdn$2,000,000 to support its capital expenditure program. The Company has flexibility in adjusting its Canadian capital expenditure program should commodity price fluctuations affect cash flows and thus its ability to borrow funds.

OUTLOOK

The Company has revised its 2002 cash flow estimate upwards to $7,600,000 or $0.15 per share. The revision is due to higher than anticipated oil prices, the excellent production performance of the Tasour field and expected increased production with the addition of the Tasour #7 well. This revised forecast is based on an average oil price of $24.00 for the Tasour production in the fourth quarter 2002.

On Behalf of the Board

Ross G. Clarkson
President & Chief Executive Officer
November 18, 2002

4 TransGlobe Energy Corporation

Consolidated Statements of Operations

(Unaudited - Expressed in U.S. Dollars)

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30	
	2002	2001	**2002**	2001
REVENUE				
Oil and gas sales, net of royalties	$ **2,964,411**	$ 1,928,521	$ **7,794,741**	$ 6,906,606
Interest income	**6,081**	11,808	**41,926**	15,870
	2,970,492	1,940,329	**7,836,667**	6,922,476
EXPENSES				
Operating	**503,202**	390,719	**1,379,642**	1,168,551
General and administrative	**141,586**	135,134	**546,371**	451,370
Foreign exchange loss (gain)	**(41,527)**	(4,147)	**(15,767)**	(193)
Interest	**6,727**	2	**15,263**	4,068
Depletion and depreciation	**1,138,000**	581,000	**3,094,000**	2,070,000
	1,747,988	1,102,708	**5,019,509**	3,693,796
Net income before income taxes	**1,222,504**	837,621	**2,817,158**	3,228,680
Income taxes - future	**(67,168)**	-	**(67,168)**	-
- current	**249,202**	152,150	**655,728**	503,808
	182,034	152,150	**588,560**	503,808
NET INCOME FOR THE PERIOD	**1,040,470**	685,471	**2,228,598**	2,724,872
DEFICIT, BEGINNING OF PERIOD	**(16,536,570)**	(18,747,534)	**(17,724,698)**	(20,786,935)
DEFICIT, END OF PERIOD	$ **(15,496,100)**	$ (18,062,063)	$ **(15,496,100)**	$ (18,062,063)
Net income per basic and diluted share	$ **0.02**	$ 0.01	$ **0.04**	$ 0.05

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	September 30, 2002 (Unaudited)	December 31, 2001
ASSETS		
Current		
Cash	$ **2,018,222**	$ 1,174,846
Accounts receivable	**1,633,160**	975,773
Prepaid expenses and inventory	**70,378**	60,687
	3,721,760	2,211,306
Capital assets		
Republic of Yemen	**13,955,774**	13,591,437
Canada	**3,371,241**	3,044,746
	$ **21,048,775**	$ 18,847,489
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ **783,493**	$ 828,959
Provision for site restoration and abandonment	**118,209**	106,209
	901,702	935,168
SHAREHOLDERS' EQUITY		
Share capital	**35,643,173**	35,637,019
Deficit	**(15,496,100)**	(17,724,698)
	20,147,073	17,912,321
	$ **21,048,775**	$ 18,847,489

APPROVED BY THE BOARD

Ross G. Clarkson, Director

Lloyd W. Herrick, Director

Third Interim Report

5

Consolidated Statements of Cash Flows

(Unaudited - Expressed in U.S. Dollars)

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30	
	2002	2001	**2002**	2001
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net income	**$ 1,040,470**	$ 685,471	**$ 2,228,598**	$ 2,724,872
Items not involving cash:				
Performance bonus expense paid in shares	**-**	-	**73,630**	16,218
Depletion and depreciation	**1,138,000**	581,000	**3,094,000**	2,070,000
Future income taxes	**(67,168)**	-	**(67,168)**	-
Cash flow from operations	**2,111,302**	1,266,471	**5,329,060**	4,811,090
Change in non-cash working capital	**(471,810)**	145,742	**(914,966)**	770,394
	1,639,492	1,412,213	**4,414,094**	5,581,484
FINANCING				
Issue of share capital	**-**	27,500	**(308)**	55,000
Revolving demand loan (repayment)	**(1,071,758)**	-	**-**	(77,634)
	(1,071,758)	27,500	**(308)**	(22,634)
INVESTING				
Purchase of capital assets				
Republic of Yemen	**(1,451,018)**	(1,484,378)	**(3,228,337)**	(2,544,196)
Canada	**(288,713)**	(273,951)	**(701,300)**	(962,074)
Proceeds on disposal of oil and gas properties	**156,805**	-	**156,805**	-
Change in non-cash working capital	**559,691**	231,860	**202,422**	(868,225)
	(1,023,235)	(1,526,469)	**(3,570,410)**	(4,374,495)
NET INCREASE (DECEASE) IN CASH	**(455,501)**	(86,756)	**843,376**	1,184,355
CASH, BEGINNING OF PERIOD	**2,473,723**	1,336,025	**1,174,846**	64,914
CASH, END OF PERIOD	**$ 2,018,222**	$ 1,249,269	**$ 2,018,222**	$ 1,249,269
Cash flow from operations per share				
Basic	**$ 0.04**	$ 0.03	**$ 0.10**	$ 0.10
Diluted	**$ 0.04**	$ 0.02	**$ 0.10**	$ 0.09
Supplemental disclosure				
Cash interest paid	**$ 6,727**	$ 2	**$ 15,263**	$ 4,068
Cash taxes paid	**$ 249,202**	$ 152,150	**$ 655,728**	$ 503,808

Notes to the Consolidated Financial Statements

1. Basis of presentation

The interim consolidated financial statements of TransGlobe Energy Corporation ("TransGlobe" or the "Company") for the three month and nine month periods ended September 30, 2002 and 2001 have been prepared by management in accordance with accounting principles generally accepted in Canada on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2001, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe's annual report for the year ended December 31, 2001.

2. Change in accounting policies

Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net earnings of using the fair market value method for stock options issued on or after January 1, 2002.

Also effective January 1, 2002, Canadian accounting standards require that revolving debt with terms of 364 days or less is to be included in current liabilities. There have been no changes in the terms or conditions of the facility.

6

TransGlobe Energy Corporation

3. Share capital

The Company is authorized to issue 500,000,000 common shares with no par value.

Continuity of common shares	2002	
	Shares	Amount
Balance, December 31, 2001	51,244,801	$ 35,637,019
Stock bonus	250,000	73,630
Private placement, issue costs	-	(308)
Tax effect of flow through shares	-	(67,168)
Balance, September 30, 2002	51,494,801	$ 35,643,173

Continuity of warrants	
Balance, December 31, 2001	4,414,806
Expired	(4,414,806)
Balance, September 30, 2002	-

Continuity of stock options	
Balance, December 31, 2001	2,379,500
Granted	1,400,000
Exercised	-
Expired	(155,000)
Balance, September 30, 2002	3,624,500

The Company accounts for its stock-based compensation plans using the intrinsic-value of the options granted whereby no costs have been recognized in the financial statements for stock options granted to employees and directors at market values. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company's net earnings per share would approximate the following pro forma amounts (the pro forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002):

	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
Compensation costs	$ 65,000	$ 75,000
Net earnings:		
As reported	$ 1,040,470	$ 2,228,598
Pro forma	$ 975,470	$ 2,153,598
Net earnings per common share:		
Basic and diluted		
As reported	$ 0.02	$ 0.04
Pro forma	$ 0.02	$ 0.04

The fair value of each option granted on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants is as follows:

Risk free interest rate (%)	5.05
Expected lives (years)	5.00
Expected volatility (%)	66.35
Dividend per share	0.00

4. Per share amounts

The weighted average number of common shares and diluted common shares outstanding during the nine months ended September 30, 2002 was 51,434,361 (2001 - 50,589,446) and 51,926,087 (2001 - 51,148,975), respectively.

Third Interim Report

7

5. Segmented information

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30	
	2002	2001	**2002**	2001
Oil and gas sales net of royalties				
Republic of Yemen	**$ 2,750,801**	$ 1,678,285	**$ 7,088,656**	$ 5,556,696
Canada	**213,610**	250,236	**706,085**	1,349,910
	2,964,411	1,928,521	**7,794,741**	6,906,606
Operating				
Republic of Yemen	**390,025**	281,410	**1,025,540**	843,371
Canada	**113,177**	109,309	**354,102**	325,180
	503,202	390,719	**1,379,642**	1,168,551
Depletion and depreciation				
Republic of Yemen	**1,065,000**	488,000	**2,864,000**	1,798,000
Canada	**73,000**	93,000	**230,000**	272,000
	1,138,000	581,000	**3,094,000**	2,070,000
Segmented operations	**1,323,209**	956,802	**3,321,099**	3,668,055
Other income	**6,081**	11,808	**41,926**	15,870
General and administrative	**141,586**	135,134	**546,371**	451,370
Foreign exchange loss (gain)	**(41,527)**	(4,147)	**(15,767)**	(193)
Interest	**6,727**	2	**15,263**	4,068
Income taxes	**182,034**	152,150	**588,560**	503,808
Net income	**$ 1,040,470**	$ 685,471	**$ 2,228,598**	$ 2,724,872

6. Commitments

The Company has issued a three year letter of credit in the amount of $1,500,000 in support of the commitments of the second exploration period on Block S-1 in Yemen. This letter of credit is secured by a guarantee obtained from Export Development Canada. The Company's obligation to Export Development Canada is secured by a first floating charge debenture (subordinated to the Bank's interest in the Canadian assets and first to the foreign assets). This letter of credit will be released upon the fulfillment of the remaining Block S-1 second exploration period commitments which consist of drilling two wells. One well has been drilled and the other is presently drilling.

Corporate Information

OFFICERS AND DIRECTORS

Robert A. Halpin
Director, Chairman of the Board

Ross G. Clarkson
Director, President & CEO

Lloyd W. Herrick
Director, Vice President & COO

Erwin L. Noyes
Director

Geoffrey C. Chase
Director

David C. Ferguson
Vice President, Finance, CFO & Secretary

EXECUTIVE OFFICES

TransGlobe Energy Corporation
#2900, 330-5th Avenue S.W.,
Calgary, Alberta, Canada, T2P 0L4
Telephone: (403) 264-9888
Facsimile: (403) 264-9898
Website: www.trans-globe.com
E-mail: trglobe@trans-globe.com

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
Vancouver, Calgary, Toronto

LEGAL COUNSEL

Davis & Company
Vancouver, British Columbia

BANKER

National Bank of Canada
Calgary, Alberta

AUDITOR

Deloitte & Touche, LLP
Calgary, Alberta

EVALUATION ENGINEERS

Fekete Associates Inc.
Calgary, Alberta

Outtrim Szabo Associates Ltd.
Calgary, Alberta

STOCK EXCHANGE LISTING

TSX: TGL
OTC-BB: TGLEF

The above includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

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530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

November 28, 2002

Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec
Ontario Securities Commission
TSX

Dear Sirs:

Subject: TransGlobe Energy Corporation

We confirm that the following material was sent by pre-paid mail on November 27, 2002, to the registered shareholders of common shares of the subject Corporation:

1	.	Third Interim Report - for the three months and nine months ended September 30, 2002/ Management Discussion and Analysis

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation’s Supplemental Mailing List as defined in the Canadian Securities Administrators’ National Instrument 54 -101.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed by”
Amanda Jones
Assistant Account Manager
Stock Transfer Services

Cc: TransGlobe Energy Corporation
      Attention: Margaret Wardle